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                              March 17, 2022

       Yunwu Li
       Chief Executive Officer and Chairman of the Board of Directors CDT Environmental Technology Investment Holdings Limited
       C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
       Nanshan District, Shenzhen, China 518057

                                                        Re: CDT Environmental
Technology Investment Holdings Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed March 1, 2022
                                                            File No. 333-252127

       Dear Mr. Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 15, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-1

       Cover Page

   1. Please amend the disclosure on your prospectus cover page to state prominently that you are not a Chinese
operating company but a Cayman Islands holding company with
                                                        operations conducted by
your subsidiaries, and that this structure involves unique risks to investors. Please also
disclose that investors may never hold equity interests in the
                                                        Chinese operating
companies. Your disclosure should acknowledge that Chinese
                                                        regulatory authorities
could disallow your operating structure, which would likely result in a material change in
your operations and/or a material change in the value of the securities you are registering for
sale, including that it could cause the value of such securities to significantly decline
or become worthless. Provide a cross-reference to your detailed
 Yunwu Li
FirstName  LastNameYunwu   Li Investment Holdings Limited
CDT Environmental   Technology
Comapany
March      NameCDT Environmental Technology Investment Holdings Limited
       17, 2022
March2 17, 2022 Page 2
Page
FirstName LastName
         discussion of risks facing the company and the offering as a result of this structure.
2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of the operating subsidiaries. For example, disclose, if true, that your subsidiaries conduct operations in China, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
3.       We note your response to prior comment 1 with respect to the Holding
Foreign
         Companies Accountable Act. Please update such disclosure with respect to the
         Accelerating Holding Foreign Companies Accountable Act.
4. We note your revised disclosure in response to prior comment 2 that "[i]n the reporting periods presented in the Registration Statement, no cash and other asset transfers have occurred among the Company and its subsidiaries; and no dividends or distributions of a subsidiary have been made to date to the Company or to investors." Please revise to state whether any transfers, dividends, or distributions have been made to date and not just in the reporting periods. If no transfers have been made to the holding company from the subsidiaries, please explain how you have funded the operations of the holding company to date. In that regard, we note your disclosure on page 20 that you are a Cayman Islands holding company and you rely principally on dividends and other distributions on equity from your PRC subsidiaries for your cash requirements. Please also disclose whether any transfers, dividends or distributions have been made by the holding company to its subsidiaries. With respect to your disclosure regarding transfers, dividends or distributions, provide cross-references to the consolidated financial statements.
5. With respect to your cover page discussion regarding the structure of cash flows within your organization, please revise such disclosure to clarify the entities that are located or organized in China or Hong Kong.
6.       We note your statement on your prospectus cover page that after
foreign investors    funds
         enter CDT Cayman at the close of this offering, the funds can be directly transferred to
         CDT BVI, then transferred to CDT HK, and then to subordinate PRC entities through
         Shenzhen CDT. Please reconcile this statement with (1) your cover page disclosure that you will not be able to use the proceeds of this offering in China until you complete capital contribution procedures which require prior approval from each of the respective
         local counterparts of China   s Ministry of Commerce, the State
Administration for Market
         Regulation, and the State Administration of Foreign Exchange, (2) your disclosure on page 20 that PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay you from using the proceeds of this offering to make loans or additional capital contributions to your PRC subsidiaries, and (3) your disclosure on page 22 regarding potential restrictions
 Yunwu Li
FirstName  LastNameYunwu   Li Investment Holdings Limited
CDT Environmental   Technology
Comapany
March      NameCDT Environmental Technology Investment Holdings Limited
       17, 2022
March3 17, 2022 Page 3
Page
FirstName LastName
         on dividends and distributions due to PRC regulations relating to the establishment of offshore special purpose companies by PRC residents, including with respect to the status of registration for Yunwu Li, your chief executive officer and chairman of your board of directors. Please also update your cover page cross-reference regarding remittance procedures. In that regard, we note that the referenced Use of Proceeds section does not provide detailed disclosure of such remittance procedures.
7. Please update your disclosure on your cover page regarding the Cybersecurity Review
         Measures. In that regard, we note your disclosure on page 17 that the Cybersecurity
         Review Measures became effective on February 15, 2022.
Prospectus Summary, page 1

8. We note your revised disclosure in response to prior comment 3 and reissue the comment.
         Please also provide a clear description of how cash is transferred through your organization in your prospectus summary. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
9. We note your response to prior comment 5, and we note your disclosure in your prospectus summary that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please revise to provide a cross-reference to the more detailed discussion of this risk in the prospectus.
Risks Related to Doing Business in China, page 5

10.      We note your revised disclosure in response to prior comment 6 and reissue the
         comment. Please also state in your prospectus summary whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory
         Commission (CSRC), Cyberspace Administration of China (CAC) or any
other
         governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also revise your prospectus summary to disclose the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that
 Yunwu Li
CDT Environmental Technology Investment Holdings Limited
March 17, 2022
Page 4
      such approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
41

11. We note your response to prior comment 10, and the agreements that you filed as Exhibits
      10.14, 10.15 and 10.16. Please disclose any material terms of these agreements, and add risk factor disclosure for any related risks that are material. For example, we note that the agreement filed as Exhibit 10.14 provides for liquidated damages to be paid by Shenzhen
      CDT Environmental Technology Co., Ltd. in certain circumstances.
        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameYunwu Li
                                                  Division of Corporation
Finance
Comapany NameCDT Environmental Technology Investment Holdings Limited
                                                  Office of Energy &
Transportation
March 17, 2022 Page 4
cc:       Hillary O   Rourke, Esq.
FirstName LastName